Continental Rail Corp.

2929 East Commercial Boulevard, PH-D

Fort Lauderdale, FL 33308

Telephone (954) 440-4678

July 15, 2014

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Justin Dobbie, Legal Branch Chief

Donald E. Field

Linda Cvrkel, Accounting Branch Chief

Effie Simpson

Re:

Continental Rail Corp. (the “Company”)

Registration Statement on Form S-1

Filed March 5, 2014

File No. 333-194337

Ladies and Gentlemen:

We are in receipt of the staff’s letter of comment dated April 1, 2014 on the above-captioned filing. Following are our responses to such comments. On July 15, 2014 we filed Amendment No. 1 to the above-captioned registration statement (“Amendment No. 1”) which contains the revised disclosure in response to the staff’s comments. Under separate cover we are providing courtesy copies of this filing, marked to show revisions from the original filings and keyed to this letter.

General

Comment 1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

Please be advised that that neither the Company, nor anyone authorized to do so on its behalf, has provided any written communications (as defined in Rule 405) to present or potential investors in reliance on Section 5(d) of the Securities Act. In addition, the Company is not aware of any research reports about it that are published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in its offering.

Comment 2.

Please update the financial statements and related disclosures included in your Form S-1 registration statement as necessary to comply with Rule 8-08 of Regulation S-X.

Response:

As requested, Amendment No. 1 contains updated financial statements and related disclosure. Please see pages 2, 5, 6, 14, 39, 40 and 48 and pages F-2 through F-11.

United States Securities and Exchange Commission

July 15, 2014

Comment 3.

Please include a currently dated consent of your independent registered public accountant as an exhibit to any future amendments of your Form S-1 registration statement.

Response:

A currently dated consent of our independent registered public accounting firm has been filed as Exhibit 23.1 to Amendment No. 1.

Prospectus Cover Page

Comment 4.

Please revise to clarify the offering price of the shares of common stock. Refer to Item 501(b)(3) of Regulation S-K. In this regard, please revise to clarify that the shares will be offered at a fixed price until such time as a market develops for your securities. Please also confirm your understanding that being quoted on the OTC Pink does not satisfy this existing market requirement for purposes of identifying the offering price on the cover page.

Response:

Amendment No. 1 has been revised to provide the requested disclosure on the prospectus cover page. We have also added similar disclosure in Plan of Distribution; please see page 18. The Company hereby confirms its understanding that a quotation of its common stock on the OTC Pink tier of the OTC Markets does not satisfy the existing market requirement for purposes of identifying the offering price on the cover page.

Prospectus Summary, page 1

Comment 5.

Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise to provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. Revise to clarify, if true, that you do not own any short line or regional freight railroads or any rolling stock or locomotives for lease to railroads and that you have had limited revenues and only net losses to date. To the extent that you discuss future business plans here, such as your intentions to acquire (i) short line or regional freight railroads, (ii) existing railcar and locomotive leasing companies, (iii) rolling stock or locomotives for lease to railroads, or (iv) rail related service companies, the discussion should be balanced with a brief discussion of the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

Response:

The additional requested language has been added to Amendment No. 1; please see page 3 and 4.

Comment 6.

We note that your auditor has issued a going concern opinion on your audited financial statements. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly “burn rate,” pre and post-offering, and the month you will run out of funds without additional capital. Please also revise to state, if true, that you must raise additional capital in order to continue operations and to implement your business plan and quantify the amounts needed for each.

United States Securities and Exchange Commission

July 15, 2014

Response:

The additional requested disclosure has been added to Amendment No. 1; please see page 4.

Risk Factors, page 3

Comment 7.

Please revise to include a risk factor discussing the fact that Mr. Hart is concurrently involved with a number of other businesses and disclose how much time Mr. Hart will devote to the company each week or month.

Response:

Amendment No. 1 contains the requested additional risk factor. Please see page 7.

Comment 8.

We note that a significant portion of your accounts payable and accrued expenses are due to related parties. To the extent these current liabilities present a material risk to your business, please revise to include a risk factor which discusses this risk.

Response:

We have added an additional risk factor to Amendment No. 1 which addresses the possible risks to the Company from these related party obligations. Please see page 7.

Comment 9.

We note that you may be required to issue a significant amount of stock to TDJ to the extent that the company closes a funding of not less than $120 million. Please revise to include a risk factor discussing this contractual obligation and any potential dilution to existing stockholders.

Response:

Supplementally please be advised that as this agreement has expired by its terms and there was no transaction which occurred during its term that would obligate the Company to issue any additional stock to TDJ, we have not included the requested risk factor.

Our auditors have raised substantial doubts as to our ability to continue, page 3

Comment 10.

We note your disclosure that you expect to “incur substantial losses in future periods.” Please revise to quantify the amount of substantial losses that you expect to incur in future periods or alternatively quantify your monthly post-offering “burn rate.”

Response:

Additional disclosure regarding both our estimated future losses and our monthly burn rate has been added to this risk factor in Amendment No. 1. Please see page 6.

We will need additional financial, page 3

Comment 11.

Please revise to quantify your expected near term and long term additional financing requirements which are necessary to continue operations and to implement your business plan so that investors may assess the risk.

Response:

The amounts of our near term and long term capital requirements have been added to this risk factor in Amendment No. 1. Please see page 7. We have also added similar quantifying disclosure in MD&A. Please see page 38.

Comment 12.

Please quantify the anticipated costs of being a reporting company. To the extent your disclosure is based on management's reasonable estimates, please include disclosure to that effect. Please also revise the fourth sentence accordingly.

Response:

We have revised this risk factor in Amendment No. 1 to quantify our estimate of the costs of being a reporting company. Please see page 7.

United States Securities and Exchange Commission

July 15, 2014

We are an “emerging growth company” under the Jobs Act of 2012, page 7

Comment 13.

We note the disclosure on pages 7 through 9 which indicate that as an emerging growth company, you have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with the effective dates for public companies. Similar disclosures should also be provided in MD&A.

Response:

The requested additional disclosure has been added to Amendment No. 1; please see pages 11 and 41.

Plan of Distribution, page 15

Comment 14.

We note that the selling stockholders are offering shares of your common stock on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. We further note your disclosure in the third full paragraph on page 16 that “[c]ertain of the selling stockholders are, given their affiliation with [your] company, deemed to be 'underwriters' within the meaning of the Securities Act of 1933.” Based on such disclosure, we note that the offering by such selling stockholders does not appear to be eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Please advise regarding the provision of Rule 415 of the Securities Act of 1933 relied upon and the basis for such reliance. Alternatively, please revise the prospectus throughout to indicate that the offering by such selling stockholders will be conducted at a fixed price for the duration of the offering. Please also identify the selling stockholders who are deemed to be underwriters. For guidance refer to Rules 415(a)(1)(x) and 415(a)(4) of the Securities Act of 1933 and Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

Subsequent to the discussion between Mr. Field on the staff’s behalf and Charles B. Pearlman, our counsel, on April 4, 2013, the Company determined to remove the 4,000,000 shares being registered for TBG and its affiliate. Please see pages ii, prospectus cover page, 4, 15, 19 and back prospectus cover of Amendment No. 1. Based upon our analysis of the facts and circumstances particular to each of the remaining selling stockholders, and in consideration of the guidance provided by Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations, we do not believe than any of these selling stockholders are underwriters. We have revised the language in Plan of Distribution accordingly. Please see page 19 of Amendment No. 1.

United States Securities and Exchange Commission

July 15, 2014

Business, page 17

Overview, page 17

Comment 15.

Please revise this section, the Prospectus Summary on page 1, the “Our business strategy” section on page 24 and the “Rail rolling stock leasing division” section on page 25 to provide a clear picture of your business and current operations. We note that the disclosure in these sections appears overly anticipatory in nature. Please revise each section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. Please revise to clarify, if true, that you do not own any short line or regional freight railroads or any rolling stock or locomotives for lease to railroads. To the extent you discuss your future plans for operations throughout these sections, such as your intentions to acquire (i) short line or regional freight railroads, (ii) existing railcar and locomotive leasing companies, (iii) rolling stock or locomotives for lease to railroads, or (iv) rail-related service companies, the discussion should be balanced with a time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations, including the need for financing. If financing is currently not available, please make that clear.

Response:

The additional requested disclosure has been added to Amendment No. 1. Please see pages 4, 20, 28, 29, 30 and 31.

Comment 16.

We note your disclosure in the second paragraph that “[you] expect to grow the acquired railroads' revenue and income base through innovative and efficient operations, combined with strategic marketing initiatives” and in the third paragraph regarding your acquisition strategy. Please revise to add balancing language that these expectations are highly anticipatory in nature, are subject to a number of assumptions and may not be achievable by the company.

Response:

Amendment No. 1 has been revised to add the additional requested disclosure. Please see page 20.

Comment 17.

Refer to your statement that you acquired TMS, a company which provides railroad consulting services. Please be more specific about the nature and current operations of this business. Please discuss the types of services it is providing and to whom, how you have integrated that business into your operations and how that business will interact with your proposed operations.

Response:

We have added the requested additional information; please see page 20 of Amendment No. 1.

Comment 18.

Please discuss the terms of your agreement with TBG in this section, including what services they are currently providing and how those services relate to your proposed business.

Response:

The requested additional disclosure has been added to Amendment No. 1; please see page 21.

Comment 19.

Please tell us, with a view towards revised disclosure, whether the initial six month term of your agreement with TDJ has been extended or if such agreement has expired.

United States Securities and Exchange Commission

July 15, 2014

Response:

Amendment No. 1 has been revised to provide updated disclosure. Please see page 30.

Our industry, page 17

Comment 20.

We note that the industry data discussed in this section appears dated. Please revise for calendar year 2013.

Response:

The industry data in Amendment No. 1 has been updated; please see pages ii, 21, 23, 24 and 25 of Amendment No. 1.

Comment 21.

To the extent industry statistics are disclosed which include past growth rates or projections as to future growth rates, please revise to include appropriate balancing language that there is no guarantee that comparable growth rates or projected future growth rates will be achieved.

Response:

Additional balancing language has been added to Amendment No. 1. Please see pages 22, 26 and 27.

Comment 22.

Please revise this section, as applicable, to disclose the source for all tables and charts. In this regard, we note that certain tables and charts do not include source references.

Response:

The sources for the tables and charts have been added to Amendment No. 1; please see pages 21, 22, 23 and 24.

Our business strategy, page 24

Comment 23.

We note your disclosure in the second paragraph that you “plan to make two to four acquisitions per year during [your] first five years of operation.” Please revise to discuss in greater detail the anticipated timing for your first railroad acquisitions. Please also revise to quantify the anticipated costs associated with such railroad acquisitions and how you intend to fund such acquisitions. Additionally, please revise to clarify whether you have entered into any agreements or letters of intent related to any railroad acquisitions.

Response:

We have added the requested additional disclosure to Amendment No. 1; please see page 28.

Comment 24.

Refer to the third paragraph. We note your disclosure that “[m]any of these potential acquisitions are not being auctioned, which presents the ability to make acquisitions at lower multiples.” Please advise us of your basis for and meaning of this statement.

Response:

This sentence has been deleted from Amendment No. 1; please see page 27.

Rail rolling stock leasing division, page 25

Comment 25.

Please revise the first paragraph to clarify, if true, that you do not currently have any rolling stock, locomotives or rail customers.

Response:

The additional disclosure has been added. Please see page 29 of Amendment No. 1.

United States Securities and Exchange Commission

July 15, 2014

Comment 26.

We note your disclosure in the third paragraph that you “anticipate building a fleet of rail freight cars for lease of approximately 5,000 units and a locomotive lease fleet of approximately 150 units.” Please revise to discuss in greater detail the anticipated timing for your first rolling stock or locomotive fleet acquisitions. Please also revise to quantify the anticipated costs associated with acquiring these lease fleets and how you intend to fund such acquisitions.

Response:

Amendment No. 1 has been revised to add the additional requested disclosure. Please see page 29.

Competition, page 27

Comment 27.

Please revise the first paragraph to remove references to well known, established companies as it is not clear you will compete with their operations in the near future.

Response:

The disclosure has been deleted from Amendment No. 1 as requested. Please see page 31.

Government regulation, page 27

Comment 28.

We note the phrase “certain of our railroads” used in the first and second paragraphs on page 28 implies that you currently own and operate railroads. Please revise as applicable.

Response:

Amendment No. 1 has been revised to provide the disclosure in the first paragraph on a prospective basis and to eliminate the sentence in the second paragraph. Please see page 32.

Legal proceedings, page 30

Comment 29.

We note the statement that your legal counsel has opinioned that an unfavorable outcome of the case described in this section is deemed remote and any possible loss is deemed immaterial. Please tell us why you have not filed a consent of counsel as an exhibit to the registration statement related to this statement. Refer to Securities Act Rule 436.

Response:

The identity of our counsel which has opinioned on the case has been added on page 34 of Amendment No. 1 and we have filed the firm’s consent as Exhibit 23.3 to Amendment No. 1.

Management's Discussion and Analysis of Financial Condition, page 34

Comment 30.

Please revise to include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

Response:

Amendment No. 1 has been revised to add the requested additional disclosure. Please see page 38.

United States Securities and Exchange Commission

July 15, 2014

Results of Operation, page 35

Comment 31.

Please revise your discussion of operating results to include a more detailed discussion of the qualitative and quantitative factors impacting both revenue and expenses. Please also include a discussion of the revenues you generated for the 2013 fiscal year.

Response:

The additional disclosure has been added to Amendment No. 1; please see pages 38 and 39.

Liquidity and capital resources, page 35

Comment 32.

Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to implement your business plan, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Response:

Amendment No. 1 has been revised to add the requested disclosure; please see pages 38 and 39.

Executive Compensation, page 40

Comment 33.

We note your disclosure in the “Employment agreement with Wayne A. August” section on page 41 that you granted Mr. August a stock award in 2013 in connection with his new employment agreement. Please revise Mr. August's compensation for fiscal year 2013 by including the aggregate grant date fair value of this stock award calculated in accordance with FASB ASC Topic 718 in the “Stock Awards” column of the “Summary Compensation” table. Please also revise the “Total” column accordingly.

Response:

Amendment No. 1 has been revised to correct the typographical error in which the value of the stock award appeared in the “Bonus” column and additional disclosure has been added regarding the valuation methodology of the grant. Please see page 45. Accordingly, there is no requirement to change the “Total” column.

Comment 34.

Please revise to include a footnote disclosing all assumptions made in the valuation of any stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Response:

The additional disclosure has been added to Amendment No. 1; please see pages 40 and 45.

Outstanding Equity Awards At Fiscal Year-End Table, page 41

Comment 35.

We note that Mr. August appeared to have an outstanding stock award at the end of fiscal year 2013. Please revise this table accordingly.

United States Securities and Exchange Commission

July 15, 2014

Response:

Supplementally please be advised that Mr. August did not have any outstanding unvested stock awards at the end of fiscal 2013. Under the terms of his employment agreement, he was entitled to receive a number of shares of the Company’s common stock equal to 10% of the then outstanding shares, to be earned one third on the effective date of the agreement (which were issued in September 2013, the value of which is included in the Executive Compensation table), an additional one third at the closing of the second acquisition by the Company and the balance on the one year anniversary of the effective date of the agreement. The second tranche was not earned as there was no qualifying transaction, and the third tranche was not earned as the employment agreement was terminated prior to the eligibility date.

Security Ownership of Certain Beneficial Owners, page 42

Comment 36.

For Brosman Holdings Inc., please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Response:

Amendment No. 1 has been revised to add the requested disclosure. Please see page 47.

Consolidated Rail Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5. Stock Transactions, page F-11

(a) Preferred stock

Comment 37.

We note from the disclosure included in Note 5 that on July 2, 2013, 600,000 shares of Series A Convertible Preferred Stock was issued to various individuals for services and acquisition of TMS and was valued at $.001 per share. We also note from the disclosures in Note 5 that the holders of Series A Convertible Preferred stock shall at any time be able to convert one share of their stock into 94 shares of common stock, at the then current conversion price as of the Conversion Date. Please revise Note 5 to explain how the conversion price of the Series A Convertible shares may be adjusted in future periods and revise to define the Conversion Date. Also, given that the trading price of your common shares during the quarter ended September 30, 2013, when this transaction occurred, was $1.10 per share and your Series A Convertible Preferred stock is convertible into 94 common shares, please explain in detail why you believe it was appropriate to value the Series A Convertible Preferred shares at $.001 per share. We may have further comment upon review of your response.

Response:

The note has been revised with the defined conversion date. We have removed the language referring to the shares converting to the “then current conversion price” as the Series A preferred stock is convertible into 94 shares of common stock. The authorizing and issuing of the 600,000 preferred shares to the original founders was contemplated, discussed and agreed to beginning in the later part of December 2012, early January 2013 at which time IGSM Group was still a shell company and Continental Rail was still as concept being developed with the founders. These shares, along with the 31,000,000 common shares (see SEC comment #38) were to serve as the initial capital structure of Continental Rail. As there was no trading of IGSM’s common stock nor were there any recent stock transactions at the time, it was agreed to issue the shares at par ($0.001) as this was the most representative of the fair market value of the securities at the time. The paperwork related to the issuance of the preferred stock was not started and completed until the end of June 2013.

United States Securities and Exchange Commission

July 15, 2014

Comment 38.

We note from the disclosure in Note 5 that on January 2, 2013, the company issued 31,000,000 shares of common stock to a related party for services and the shares issued were valued at $31,000 or approximately $.001 per common share. Given that the trading price of your common shares during the quarter ended March 31, 2013 was $.30 per share and all other shares issued during 2013 for cash or services were valued at prices ranging from $.05 per share to $.45 per share, please explain in detail why you believe your valuation of these shares at $.001 per common share was appropriate. Also, the date on which these shares were issued as disclosed in Note 5 of January 2, 2013 is inconsistent with that noted on page II-3 which indicates these shares were issued in June 2013. Please reconcile and revise these disclosures.

Response:

The authorizing and issuing of the 31,000,000 common shares to the related party was contemplated, discussed and agreed to beginning in the later part of December 2012, early January 2013 at which time IGSM Group was still a shell company and Continental Rail was still a concept being developed with the founders. These shares, along with the 600,000 preferred shares (see SEC comment #37) were to serve as the initial capital structure of Continental Rail. As there was no trading of IGSM’s common stock nor were there any recent stock transactions at the time, it was agreed to issue the shares at par ($0.001) as this was the most representative of the fair market value of the securities at the time. Amendment No. 1 has been revised to conform Note 5 to reflect the June 2013 issuance date of the 31,000,000 shares; please see page F-22.

Back Cover Page of Prospectus

Comment 39.

39. Please revise to include the “Dealer Prospectus Delivery Obligation” legend. Refer to Item 502(b) of Regulation S-K.

Response:

Amendment No. 1 has been revised to include the dealer prospectus delivery obligation legend on the back cover.

Item 17. Undertakings, page II-5

Comment 40.

Please revise to provide the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Response:

The requested undertaking has been added to Amendment No. 1; please see page II-6.

Exhibit 10.1

Comment 41.

Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version does not include all referenced schedules.

Response:

Exhibit 10.1 as refiled with Amendment No. 1 includes all exhibits and schedules thereto.

Exhibit 10.2

Comment 42.

Please refile a fully executed copy of the agreement. In this regard, we note that the signature of TDJ has been omitted.

Response:

A fully executed copy of the agreement with TDJ has been refiled as Exhibit 10.2 to Amendment No. 1.

United States Securities and Exchange Commission

July 15, 2014

Exhibit 10.4

Comment 43.

Please refile a fully executed copy of the agreement. In this regard, we note that the dates of execution by the parties have been omitted.

Response:

A fully executed copy of this agreement, including the dates of execution by the parties, has been refiled as Exhibit 10.4 to Amendment No. 1.

We trust the foregoing responds to the staff’s comments. The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John H. Marino, Jr.
John M. Marino, Jr.
Chief Executive Officer